DocumentIDW/683173v2


=====================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   -----------

                                   SCHEDULE TO

                     Tender Offer Statement Under Section
        14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                              PURE RESOURCES, INC.
                            (Name of Subject Company)

                               UNOCAL CORPORATION
                        UNION OIL COMPANY OF CALIFORNIA
                       (Name of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                74622E 10 2
                   (CUSIP Number of Class of Securities)

                             Barry A. L. Hoffman, Esq.
                               Deputy General Counsel
                                 Unocal Corporation
                           2141 Rosecrans Avenue, Suite 4000
                             El Segundo, California 90245
                                   (310) 726-7600
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)


[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:    None.            Filing Party:  Not applicable.
     Form or Registration No.: Not applicable. Date Filed: Not applicable. [X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]   third-party tender offer subject to Rule 14d-1.
[_]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
=====================================================================

      This Tender Offer Statement on Schedule TO is filed by Unocal Corporation, a Delaware corporation ("Unocal"), and its wholly owned subsidiary Union Oil Company of California, a California corporation ("Union Oil"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by Unocal and Union Oil.



      UNOCAL CONFERENCE CALL - PURE RESOURCES EXCHANGE OFFER
Wednesday, Aug. 21, 2002

ROBERT WRIGHT: Good day and welcome to the Unocal conference call. My name is Robert Wright, and I am vice president of Investor Relations. Joining me on the call today are Tim Ling, president and COO, and Terry Dallas, executive vice president and CFO.


A replay of the audio broadcast will be available through our web site until September 20, 2002. An audio replay is also available over the telephone. The replay number is 888-568-0064 or 402-530-7767. Passcode is 9836.


The discussion today will include certain projections and estimates, which are obviously "forward looking statements." Actual results could be significantly different, depending on many factors. If you are unsure of what the various risks are in this business, please review them in more detail on page 51-55 of Unocal's 2001 SEC Form 10-K.


Late yesterday, Unocal announced that it intends to make an offer to the stockholders of Pure Resources, Inc., to acquire all of the outstanding shares of common stock of Pure that it does not already own.


   Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Unocal with the Commission at the Commission's web site, www.sec.gov. In addition, copies of the materials may also be obtained from Unocal's Investor Relations Department.


Before I turn the call over to Terry Dallas to discuss the details of the offer, I want to remind listeners that we already own more than 65 percent of Pure's common stock. As such, Pure has been a fully consolidated subsidiary of Unocal.


Accordingly, in conformance with GAAP, Unocal already records 100 percent of Pure's reserves, production, debt and operating cash flow.


Unocal's after tax earnings have included a reduction for minority interest expense that represents about 35 percent of Pure's earnings.


At this time, I'll turn the discussion over to Terry Dallas, who will review the basics of the offer.


TERRY DALLAS:  Good morning.  Thank you for joining us on this call.


Let me first review the basic terms of the exchange offer.

- Pure stockholders will be offered 0.6527 shares of Unocal common stock for each share of Pure that they own. The exchange is designed to be tax-free to Pure stockholders.

- This exchange will result in Unocal's issuing approximately 12 million shares.

- Unocal, through its Union Oil Company of California subsidiary, currently owns about 65 percent of Pure's common stock.

- Based on yesterday's NYSE closing price of $34.09 for Unocal's common stock, the offer represents a value of approximately $22.25 per share of Pure common and a 27- percent premium to yesterday's NYSE closing price for Pure.


Unocal expects to file offering materials with the Securities and Exchange Commission. We expect to commence the offer on or about September 5, 2002. The offer will remain open for at least 20 business days.


Unocal's offer is subject to the condition that Unocal hold at least 90 percent of the outstanding shares of Pure common stock following completion of the exchange offer and other conditions.


These other customary conditions will include, among others:

-     Absence of litigation

- No new, major transactions, financings, dispositions or obligations; and

-     No material adverse changes.


Following successful completion of the exchange offer, Unocal will effect a short-form merger of Pure with a subsidiary of Unocal, in which Pure shares held by the remaining public stockholders will be converted into the same ratio paid in the exchange offer.


DEAL RATIONALE

I'd like to take some time and give you some insight into why we are making this offer.


The fundamental reasons behind this offer relate to portfolio, costs and synergies, and operations.


PORTFOLIO

In terms of portfolio, acquiring Pure will allow us to optimize the Pure asset base and investment portfolio from Unocal's perspective as a large multinational energy player, rather than the perspective of Pure, which is a smaller, US-focused independent.


The transaction will allow Unocal to have greater control of the balance sheet and operating cash flow. We will be able to maximize our overall returns by making sure that the cash flow from these assets go to the best opportunities in our sizeable worldwide portfolio of opportunities.


We believe that we will also have opportunities for portfolio rationalization.


There are Pure assets, which we will be core to Unocal. These include the significant deeper gas plays, which complement our overall North American natural gas strategy and our strong existing positions in the Gulf, Canada and Alaska. They will also increase the R/P of our operated production in North America.


There are likely assets that we will look to divest. These are assets that would be deemed core to a company of Pure's size, but will not be core to Unocal.

As you have been hearing, Unocal has redoubled its efforts to improve its margins. We realize that our production and reserve growth cannot be at the expense of margins.


Unocal will likely take a more earnings versus cash flow driven approach to managing these assets than Pure. We intend to pursue the attractive growth opportunities, which have been built by Pure, especially in the Permian and San Juan basins, but this growth will take place with a margin focus.


SYNERGY AND COSTS

From a synergy and cost standpoint, we believe that there will be opportunities to reduce pretax costs by about $15 million a year by eliminating unnecessary functions and activities.


Specifically, these savings will come from:

-    Eliminating redundant headquarters and public company costs

- Combining the Permian and San Juan assets with Unocal's existing portfolio into a US onshore business unit

-    Consolidating oil and gas marketing under Unocal Midstream and Trading

-    Lowering G&G and exploration expense, and

- Turning Pure's Gulf of Mexico operations over to Unocal's Gulf Region USA, which is focused on the GOM shelf. This will eliminate redundant data acquisition and prospect generation activities.


OPERATIONS

We believe there will be opportunities to blend Unocal and Pure operational capabilities to improve overall performance. Pure has developed a strong field operating cost discipline, and we intend to retain this and other positive attributes of the Pure operations and business development culture.


Unocal has developed innovative, low-cost drilling and completion technology in the Gulf of Mexico, Indonesia and Thailand. We hope to apply these technologies to accelerate some of the complex and difficult deep drilling plays such as the Gomez and other deep Devonian, Ellenburger and Montoya plays. We will also expect to achieve the same breakthrough cost reductions we have seen in these other areas.


FINANCIAL IMPACT

Finally, the acquisition will not have a significant impact on Unocal's financials.

-     We will issue approximately 12 million shares

-     This will be neutral to earnings per share

- We will have a slight improvement in the debt-to-total capitalization and cash flow coverage ratios

- And the acquisition should increase available cash flow by about $200 million, which will be reinvested in Unocal's worldwide portfolio.


At this time, I want to open up the phone lines for your questions.

QUESTION AND ANSWER SESSION

ROBERT RUBEN, DEUTSCHE BANK: Hi, folks. Just one quick question: are you going to be guaranteeing the debt of Pure Resources, or is it going to remain a Pure Resources un-guaranteed, unsecured obligation to that entity?

TERRY DALLAS, UNOCAL: We haven't decided that.

RUBEN: Okay, thank you. Congratulations.

JOHN ZERRINGER, LOOMIS: Yes, two questions. First, have you spoken to Moody's, or really both rating agencies, about this transaction? I note that Moody's has had Pure under review for a possible downgrade, and I'm wondering whether this transaction and perhaps a guarantee of Pure's debt would be something that would make Moody's disinclined to consider this, Pure's debt, for a downgrade.

DALLAS: We have spoken to the rating agencies. We don't know what they're going to do, and we're not going to comment on the guarantee of the debt.

ZERRINGER: Okay. A second follow-up question is, I'm wondering does this deal trigger any change of control, cash outlays at Pure that would show up effectively, of course, on Unocal's cash flow statement?

DALLAS: There are contracts that are publicly disclosed for senior management. I think this transaction will affect those contracts, and they will be operative.

ZERRINGER: Okay, so this transaction would constitute a change of control as discussed in your 10-K?

DALLAS: Yes.

ZERRINGER: Thank you very much.

JOHN HERRLIN, MERRILL LYNCH: Yes, hello. I have two quick ones. What kind of cost savings would you be seeing in the deep drilling in the Devonian? Could you just give us kind of a ballpark of what you think you could save?

TIM LING, UNOCAL: That's a good question. When we look into establishing these breakthrough cost goals, our process is always to look at what we think a perfect well would cost, and then contrast and benchmark that, versus what we're actually drilling the wells for on a per-foot basis. I think routinely we have seen cost savings over time and a learning curve over time of anywhere between 20% and 40%.

I would say right now it's too early to say exactly what we would expect, because this is a different arena. You're drilling some very, very hard rock; there's some very, very deep wells. But as you know, John, we've had a lot of success drilling deep wells in other environments, so we're just going to take that same sort of breakthrough approach to that drilling environment, with the end goal being just to be able to really accelerate that play by not only reducing costs but reducing time to get those wells down. Because as you know, the gas is there.

HERRLIN: Great. The next question, regarding Pure's assessment of your offer, are you going to select an independent board since you're on it? Could you talk a little bit about that?

ROBERT WRIGHT, UNOCAL: I think what we would say, you'll have to ask Pure. We're not going to answer any questions about what Pure's going to do or what their board is going to do, at this conference call.

HERRLIN: Okay, thanks.

ROSS PAYNE, WACHOVIA SECURITIES: My first question is how much does management own of Pure?

DALLAS: Management has, they have total insiders are 5.6 of the outstanding shares.

PAYNE: Okay, about 11% or so. Typically, what type of vote would be needed if Pure...

DALLAS: I'm sorry, that's 5.6 of the total outstanding vote including, so it's not, that is, 5.6 of the 100%.

PAYNE: All right, thank you. Typically, if Pure were just selling itself to an outside entity, what kind of vote would be needed?

DALLAS: A majority.

PAYNE: Okay. You guys are shooting for 90%, correct?

DALLAS: That's so we can do a short-form closeout.

PAYNE: All right. What was the last count on the reserves for Pure?

DALLAS: Give us a minute. We'll get back to you on that. We'll get it before the end of the call.

PAYNE: That's no problem.

JIM HOFFMAN, P. SCHOENFIELD ASSET MANAGEMENT: Yes, good morning. Can you just refresh our memories as to the logic of the initial capital structure and public ownership of Pure?

LING: Yes. We had, in the mid-nineties, deemed our own West Texas and Permian operations as non-core to the company, for a number of reasons. One, we had had I'd say a spotted track record for investment performance; and second of all, our view of the upside of that West Texas play in the mid-nineties was one of a very super-mature play, that didn't really have a lot of upside.

We considered a cash sale for the assets in '97, to a number of players, for about $300 million, pretax; and decided against doing that at a time where we were doing a lot of other asset divestitures, mainly for two reasons. One, that the assets had a very low tax basis, so we would have written a fairly large tax check. Two, we did still think that there was a possibility that there was upside in the assets that we didn't want to give away, and we weren't happy with the kind of interest we were getting for a cash sale. So we thought if we wanted to stay in that play and see the upside, we really needed a catalyst; and quite honestly, we needed new capabilities, from a business development standpoint and from a field-level operations standpoint.

What's happened in the year since we did that deal now is two things. One is, I think our view of gas prices has changed significantly. I mean, we do believe that a $3-plus sustainable US NIMEX is at least a distinct possibility. Secondly, and to the benefit of Pure, they really have identified and levered some, what we think are interesting and potentially exciting upside on deep gas plays that require a significant amount of technology over time.

If you put us back to two or three years ago when we were actually looking at options, we knew if we did the deal with Pure, that we would have an option over time to see whether the upside was there; and I give credit to Pure for having been able to identify some of that upside. But we also knew at the end of the day we would have an option, if we wanted to, to sell hopefully at a higher price than the $300 million that we had on the table in '97; or indeed, if we thought that there were plays that were scaled to Unocal, we'd have the option to ultimately take it back, and as Terry said on the call, for a number of reasons, I think where we are right now is we've looked at, between gas prices and the upside, albeit requiring some technology, that these assets indeed could be core to us in the future, so we've moved in that direction.

DALLAS: Let me answer the reserve question now, please. Unocal's reserves at the end of 2001 were approximately 1.8 billion, and included in that, because it's fully consolidated, was approximately 250 barrels for Pure, on a crude oil equivalent.

HOFFMAN: Can I ask one additional question?

LING: Sure, go ahead.

HOFFMAN: Who advised you on the proposal?

DALLAS: Merrill Lynch is engaged to advise us on this offer.

HOFFMAN: And legally?

DALLAS: Wachtel Lipton.

MARK CHOW, FIRST ALBANY: Hello. Could you talk about why do the transaction now, when the oil price and gas price is so high?

DALLAS: Well, I think our issue would be, since this is an exchange offer, the good thing about it is that it allows Pure's shareholders to stay actually in that market, because our stock and Pure's stock are both dependent on commodity prices, and so we think actually the timing really doesn't matter that much, if it's just a commodity price issue.

CHOW: Do you have any plans to do a similar thing with Tom Brown?

DALLAS: No, we do not.

CHOW: I guess from the previous conversation, you have not talked to Pure management or Pure's board of directors?

DALLAS: We have informed them of our offer. This is an offer that's directly to shareholders. We informed Pure of the offer yesterday, and Pure is taking action as they see fit.

CHOW: Could you talk about Pure's reserve of production in terms of, what is the percentage that is subject to royalty and what is the percentage that's subject to working interests?

LING: Mick, we're going to have to get back to you on that one. We don't have that information right at the tip of our fingers. We'll call you back.

CHOW: Okay. Could you also talk about whether there's any write-up in the assets? Any deferred tax gross-up?

DALLAS: No.

      [EDITORIAL NOTE: THERE IS NO STEP-UP IN TAX BASIS, HOWEVER, ASSETS WILL INCREASE BY THE AMOUNT PAID IN EXCESS OF BOOK VALUE OF MINORITY INTEREST ACQUIRED AND ANY OTHER ADJUSTMENTS REQUIRED. DEFERRED TAX LIABILITY WILL INCREASE WITH AN OFFSETTING AMOUNT TO ASSETS. ]

CHOW: No?

DALLAS: There won't be any.

      [SEE EDITORIAL NOTE ACCOMPANYING PRIOR ANSWER ]

CHOW: There won't be any. Okay. I think that's it, thanks.

DALLAS: Thank you.

USA IPOLITO, CHESAPEAKE PARTNERS: Thank you, and congratulations, I guess. But one thing is very unclear to me, and I realize you don't want to comment on anything that pertains to the Pure side. It appears that there's no such thing as an independent director on the Pure board.

DALLAS: You're right, we're not going to comment on any of that.

IPOLITO: Well then, allow me a comment if...

DALLAS: I'm sure they will take legal advice and they will do the appropriate thing.

IPOLITO: Is my interpretation correct, though, that there is really no such thing as an independent director here?

DALLAS: I'm sure they will take legal advice and they will do the appropriate thing. I mean, I'm not going to give you legal advice on that kind of a matter. I mean, independent directors are defined, and I'm sure Pure will get first-class legal counsel, and they will do what's appropriate. It is a New York Stock Exchange company; they have audit committees, so they, by definition, they have to have independent directors.

IPOLITO: Well, I thought it was somewhat troubling. I'll leave it at that since you cannot comment, but please be aware. Thank you.

DALLAS: Well, please ask them.

BRAD BEAGO, CREDIT LYONNAIS: Thanks. Looking at Pure's disclosure, the company has discussed something on the order of a TCF of probable reserves, mainly associated with West Texas and the deep Devonian play. Their existing reserve base is a little less than 1.5 TCF now, which gives stockholders great leverage to some serious upside.

I wonder if you could comment on that, and comment on the magnitude of Pure's upside relative to where you see Unocal today.

LING: This is Tim Ling; I'll take that. First of all, as you know, the whole topic of the economic value of probable reserves is a good conversation in itself, dependent upon things like ultimate cost structure for finding, ultimate cost structure for developing and price. I think what we would say is we would recognize that there are some upside in terms of probable reserves in many basins in the US right now that are not tremendously prolific.

Some of the deeper Devonian plays in intervals in West Texas and the Permian Basin I think are, do have, the characteristics of having the potential for upside; and I think the thing in question for us as an industry right now is how can we or can we go after that gas in a profitable way, and when can we get it to market?

If you look at Unocal, we don't have, I would say, a huge inventory of US probable reserves, but I think we have, on a sort of a per-share basis, a tremendous inventory of discovered resources that are currently un-booked in areas such as Southeast Asia and South Asia. Our drilling programs in the deepwater Indonesia over the past five years have put us with I think a very, very secure resource potential of in excess of ten Ps of gas for the whole area, and the drilling that we've been doing this year has been doing nothing but increasing our confidence in the fact that we have that magnitude of gas. So I think shareholders that would move from the Pure side to the Unocal side would see a very similar profile in terms of the potential for future reserves and gas, although in a different place in a different basin.

BEAGO: I guess toward that end, will there be an outside reserve auditor that would do a mid-year report on Pure, and perhaps quantify in a more structured basis their probables, and possibly possibles?

LING: I think that will be something that Pure decides how to deal with this offer.

BEAGO: Okay, great. Thanks.

DALLAS: Thank you.

ROSS PAYNE, WACHOVIA SECURITIES: Can you talk a little bit about the put option that management has, that I guess is exercisable in May of 2003?

DALLAS: Sure. It's well disclosed, and if anyone wants to read the full text, it's in their public filings. But the put option is there; it was put in place at the beginning when the company was formed, because I think there was concern of management that they would not have liquidity for the shares that they owned, and the options; because they actually do have quite a lot of shares.

The put, the value of that put option at the end of last quarter, the second quarter, was $20.86. It goes up, it has a formula. It goes up, it's dependent upon commodity prices and it's dependent on the reserves that they find; but it's all laid out, as far as the formula goes, in the disclosure documents that Pure's puts out.

PAYNE: Okay. Can you give us an idea of where that would be right now, with current commodity prices?

DALLAS: We don't know.

PAYNE: Okay, thank you.

HOFFMAN: Just a follow-up. While you indicated Unocal is not a seller of its 65% interest, has Unocal been approached by any party expressing an interest in Pure?

DALLAS: I think there are always conversations that go on about assets and companies over time. We don't really discuss those kinds of things.

HOFFMAN: Okay, thank you.

MICHAEL PRICE, BLUE STAR INDUSTRIES: Chuck, Tim, congratulations on this Pure thing, and hopefully it all works out. I think it's very positive. Not to get off the topic here, but when are we going to start being a little bit more aggressive in the Gulf of Mexico? It seems like we've done virtually no drilling this year at all.

LING: This is a little off topic, but the quick answer -- is that we think 2003, the end of 2002 and 2003 for Unocal is going to have a very full slate of, we think, very good opportunities mainly in the deepwater Gulf of Mexico. As you're probably familiar, we're already starting to ramp up our shallow-water deep myacine drilling from an exploration standpoint. But in 2003, we think we will feature a number of significant and large high-quality prospects in what we call good neighborhoods; good neighborhoods being the Green Canyon area, which has I think come up in potential since the recent Chevron Tahiti discovery; and we really are going to be focusing there, plus we'll probably be drilling a very significant turtle structure in the Mississippi Canyon towards the end of this year.

It's a good question. We took a year off because we wanted to digest the industry and Unocal drilling data, and really try to figure out where we wanted to focus in; and that focus really will be in Green Canyon and northeastern Walker Ridge, which is just a great neighborhood to be drilling in 2003. Thanks for the question.

PRICE: Very good. Thank you, gentlemen.

WOLFGANG ARMBRUSTER, DEUTSCHE BANK: Good morning. Are you prepared to negotiate and revise the terms if necessary to assure a successful exchange offer?

DALLAS: Well, we're not going to comment on that. We've made an offer that we think is fair. We will file, as we said, on September the 5th. It will remain open for at least 20 days.

ARMBRUSTER: Is this your final offer?

DALLAS: You know I'm not going to comment on that, but thanks for that question.

ARMBRUSTER: Well, the question is not whether you will revise the offer; the question is whether your offer was structured to include the potential for a subsequent negotiation and restructuring.

DALLAS: I think our offer, it's directly to the shareholders. It's an exchange offer to the shareholders, and so we will listen to what Pure has to say, but I think the structure of the offer will remain as a tender directly to the shareholders, an exchange directly to the shareholders.

ARMBRUSTER: Thank you very much.

DALLAS: I'm sure Pure will have, as they are required, they will either recommend it or not recommend it, or have comments on it as they're required, and we will continue with this offer directly to the shareholders.

ARMBRUSTER: All right, thank you.

DAN FEIN, MILLENNIUM PARTNERS: Hello. When you combined your Permian Basin assets with Titan, did you think at the time that you were paying a premium to the Titan shareholders, or did you think you were both contributing basically relatively equal assets to get relatively equal proportional ownership of Pure going forward?

LING: That's a good question. When we did the deal, we made a decision that we wanted to do the deal essentially basing it on NAV to NAV, of assets to assets, to get us to our proportional ownership of the total company. So in our minds, no, there was no premium; it was an asset-based segregation of proportionate ownership in late '99 and 2000, as we went into the deal.

FEIN: Okay, so in other words, by offering a premium today, Unocal's not in a position where you've now offered a premium twice to essentially acquisition the Titan assets?

LING: That's right.

DALLAS: That is right.

LING: In essence, we took a controlling position in our own plus Titan's assets in 2000, on an NAV to NAV basis, so there was no control premium or premium paid for the assets during the first deal.

FEIN: Okay, thank you.

LING: Thank you.

JACK AYDIN, MCDONALD INVESTMENT: Hello. I heard Terry's rationale why you're trying to acquire Pure. My question is as follows. First of all, it looks like every year or two, you're changing your strategy. You put this together because they were nimble, and they were going to do a good job. You must have seen something over there. Either they did not meet your criteria, or you've seen something that you are really interested. I'd like for you to comment on that one.

Second, if I hear you also, you are getting - less emphasizing the shelf, Gulf of Mexico. All of a sudden, you're getting more interest over there. Now, are those assets for sale?

LING: First of all, in terms of a change in strategy or us being - I would like to say that I think the combined entity has worked essentially the way that we wanted it to. I think Pure has created a good suite of operational and business development cultures that's helped them develop the plays that we are now interested in, and I don't believe there are any real reasons from an operational standpoint that we're doing this deal because we're, as you would say, dissatisfied with what's going on. That is not the driver for the deal, and if you listened to Terry's comments, hopefully that was clear.

I think there are some elements, as Pure has progressed in its own development as an independent company, that have become less optimal from a Unocal standpoint, and one of those is the fairly significant course that they have made into the shelf, Gulf of Mexico. I mean, I think that they are right now operating or participating in eight wells offshore.

We have believed, and we still believe, that Unocal has its own set of capabilities that are excellent in the Gulf of Mexico offshore arena. We're not by any means de-emphasizing the shelf. I think the big addition to the story on the shelf over the last two years has been a not-so-subtle shift away from the smaller-pool exploitation towards higher-pool, larger-risk, mainly deeper myacine targets that will allow us to bring on larger fields that have higher R to P's. So I think we are changing the mix of our shelf investment, there's no question about that, but the shelf is and will continue to be a very core place for Unocal.

We weren't that comfortable, quite honestly, supporting redundant shelf operations, and that was one of the reasons that we decided to go ahead and put this deal out. In terms again, though, I want to reemphasize, there is really no shift in strategy. The shift in strategy, as it relates to the Devonian play, is mainly in the onshore; was one again of a different price expectation; and quite honestly, over the last two to two and a half years, a recognition that there indeed may be a commercially viable and sustainable play in the deeper horizons, mainly in the Permian Basin.

The short answer is, we don't have any assets for sale, core assets for sale in the shelf. We will, as we always do, be looking to divest tail properties on a year-to-year basis.

AYDIN: Okay. The other point I want to raise also: In cost saving, you indicated $15 million. Is that a low figure or just - a number, that is - could go much higher than that, or there is no room for it?

DALLAS: I think that's the number that we've, when we look at this, we think we can achieve that number through just normal cutting out some of these redundancies. So we think that is the good number.

AYDIN: Thanks.

DALLAS: Thank you.

STEVE EICH, AVERY PARTNERS: Even though this is an offer directly to shareholders, does it matter to you at all whether or not Pure recommends for or against your offer?

DALLAS: Well, I mean, we think it's fair, and we hope they will recommend the offer; but ultimately, the shareholders will decide.

EICH: Okay, thanks.

BRETT PATOWSKI, TEITELMAN INVESTMENT GROUP: Just a couple of questions. What percentage of the shares outstanding does the management have? That's my first question.

DALLAS: They have 5.6% as of what was this date? I guess it was early August.

PATOWSKI: Now, is that including the put aspect, or that's something separate?

DALLAS: They have some options that aren't in the outstanding shares. If you look at shares plus options, management has 11.3%. The put is not, it doesn't add to or subtract from the shares, of course; it's just, not all of those shares are subject to the put, but most of them are.

PATOWSKI: Right, and how is that value calculated? They can put it back at what price? It's based on is it the NAV? Is that how it works?

DALLAS: It's an NAV calculation based upon a price that is designated in the formula, based upon the reserves that they have at the last reserve report, which would have been at the end of 2001, and you subtract the debt. There are a lot of details to it, but that's fundamentally it, and then it's laid out in some detail in their disclosures.

PATOWSKI: Right, and what do you estimate that that would be worth now, given?

DALLAS: As I said, the last time it was calculated was the end of last quarter, which was $20.86.

PATOWSKI: How come the transaction wasn't a negotiated transaction, given management has a decent amount of interest, for the shares outstanding? Why wasn't it kind of negotiated and then a deal announced, as opposed to going directly to the shareholders?

DALLAS: We're going to keep control of the timing of this; so we will, by dealing with the shareholders, we can control it, we can control the timing, we can decide whether to extent it or not.

PATOWSKI: Right. But then given they would - you go in for 90%. What if you didn't get 90%? Could you do, like, how much do you actually need to do it? I know you want to do the short form, but if you couldn't do the short form, what percent?

DALLAS: Our plan is to do the short form, so if we don't get 90%, we can't achieve our plan.

PATOWSKI: Right, but if management was against you, can you get the 90%? I mean, being kind of fully diluted, you said it would amount to 11.3%?

DALLAS: Well, management only has 5.6. I think they'd have to exercise all their shares, they'd have to - I don't think the timing would work. Clearly, we want management to, we want all shareholders to evaluate our offer, and management will decide just as the rest of shareholders whether this is fair or not. Like I said, if it's not deemed fair we're perfectly happy to leave the structure as it is.

PATOWSKI: Leave the structure as it is, right. And in terms of - how accretive did you say this was, I guess on an EPS basis?

DALLAS: Remember, as Robert said, we already consolidate their earnings, and so we are fully consolidating their earnings, and then we subtract out the 35% minority interest. So the calculation for accretion dilution is fundamentally the synergies go in, and then savings, and then there's a charge for some additional DD&A that comes about by buying these shares. So it's relatively neutral from a leverage, from an EPS. Most of that is because it's already fully consolidated.

PATOWSKI: Sure. From your perspective, how important is it for you to do it? Because on one hand you're saying that you're happy to leave it the way it is, but then you're also making the offer. I mean, do you have a little bit of flexibility if, say, management and the independent committee comes back and says maybe whatever changed?

A lot of times these processes, the company makes an offer. Then they come back and say it's not high and they want a little bit more. Do you have flexibility on price, or is it kind of like at this offer we'll do it, if they want more, then we'll just keep it the way it was?

DALLAS: Well, you know I'm not going to answer any of that. We think it's a fair offer. The offer will remain out for 20 days, and we will meet and listen to whatever process Pure sets up. But it is going to be in our control and the control of the shareholders. I mean it's ultimately, the timing is in our control. Whether the offer succeeds or not is in control of the shareholders.

PATOWSKI: Sure, okay. So the main reason you didn't go through management, you went directly, was mainly from a time perspective; it wasn't as if you brought this up with them and there was a disagreement on price? It was just you wanted, you thought it would be fastest to go this route?

DALLAS: We haven't had discussions with management on price, so we do think that we want to control the timing. We just don't want this to drag out forever and ever. It's either going to happen quickly, or it's not going to happen for this cycle.

PATOWSKI: Okay, thanks a lot.

DALLAS: Thank you.

PAYNE: Just one final question. The $20.86, is that as of the end of the March quarter or as of the end of the June quarter?

DALLAS: It was the June quarter. It was June 27th, I think is the date of the put.

PAYNE: Okay, great. Thank you.

CHRIS FLYNN: Is it Unocal's intention - does Unocal want to keep Jack Hightower, George Staley, Bill White or Tom Moore in its senior management ranks?

DALLAS: The terms of our offer, because this is an offer to all shareholders, we're being very careful to make sure there are no representations, agreements or discussions with management that are different than any other shareholder; so we have had no discussions and we don't want to comment on what's going to happen to management, because every shareholder will end up with the same value, management included. After we're successful, if we are successful, we'll have those discussions and we'll have comments on that.

FLYNN: Would you like them aboard?

DALLAS: I'm not going to comment on that.

FLYNN: Okay, thanks.

COORDINATOR: At this time I show no further questions and would like to turn the meeting back over to Mr. Wright.

WRIGHT: And I'm going to turn it over to Mr. Dallas for some closing comments.

DALLAS: I want to thank everyone for attending our call. I do apologize, but you all understand that there are a lot of things we can't comment on. You understand that Pure has responsibilities in this, and we are confident that Pure will live up to those responsibilities. I think Tim has emphasized, I have emphasized that we are satisfied and we think Pure has done a good job, and management of Pure has done a good job over the period of time that we've been associated with them. So there's nothing about this offer that says we're disappointed or we think they've done a bad job. We just think from Unocal's standpoint, this is something that fits better with the way we want our future to be.

To do that, we're offering a fair price to Pure shareholders, and we're offering them liquidity in a company that the liquidity has not really been there. Once again, as I said, I apologize that we haven't been able to answer all of your questions, but I know you understand.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Unocal expects to file an exchange offer prospectus and related materials with the Securities and Exchange Commission. These materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Unocal with the commission at the commission's web site, www.sec.gov. Copies of the exchange offer prospectus, as well as Unocal's related filings made with the Commission, may also be obtained from Unocal's Investor Relations Department at 310-726-7667.

                                   * * * * *

      This transcript contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.

                                     #####